FOR IMMEDIATE RELEASE

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-(866) GIVEN-IR
flazar@lazarpartners.com/
dcarey@lazarpartners.com

GIVEN IMAGING RECEIVES NSE LETTER FROM THE U.S. FOOD AND DRUG
ADMINISTRATION REGARDING ITS APPLICATION TO MARKET PILLCAM® COLON

- Company accelerates development of next generation PillCam COLON capsule -

YOQNEAM, Israel, February 18, 2008 - Given Imaging Ltd. (NASDAQ: GIVN), the global leader in capsule endoscopy, today announced that the U.S. Food and Drug Administration (FDA) has sent the company a not substantially equivalent (NSE) letter regarding its 510(k) application to market PillCam® COLON in the United States.

“While we are disappointed by the FDA’s decision we are evaluating our options to bring PillCam COLON to the U.S. market as quickly as possible,” said Homi Shamir, president and CEO of Given Imaging.  “We recently launched PillCam COLON in Europe and in other countries, and we are working closely with leading GI clinicians to determine its optimal role in patient care. On a parallel track and consistent with our commitment to innovation, we are accelerating development of a next generation colon capsule,” added Mr. Shamir.
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The Company does not expect this decision to have a material impact on 2008 revenues as PillCam COLON capsule sales in the U.S. were not projected to be significant in 2008.

As previously announced, the Company will publish its audited financial results for the fourth quarter and full year 2007, and provide 2008 financial guidance following the close of trading on Wednesday, February 20, 2008. The company will host a conference call in Hebrew at 7:00am ET and in English at 9:00am ET on Thursday, February 21 to discuss these matters.

About Given Imaging Ltd.
Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company's technology platform is the PillCam(R) Platform, featuring the PillCam video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient, a sensor array, data recorder and RAPID(R) software. Given Imaging has a number of available capsules: the PillCam SB video capsule to visualize the entire small intestine which is currently marketed in the United States and in more than 60 other countries; the PillCam ESO video capsule to visualize the esophagus; the Agile(TM) patency capsule to determine the free passage of the PillCam capsule in the GI tract and the PillCam COLON video capsule to visualize the colon that has been cleared for marketing in the European Union. More than 600,000 patients worldwide have benefited from the PillCam capsule endoscopy procedure. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel. It has operating subsidiary companies in the United States, Germany, France, Japan and Australia. Given Imaging’s largest shareholders include Elron Electronic Industries (NASDAQ & TASE: ELRN). For more information, visit http://www.givenimaging.com.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) satisfactory results of clinical trials with PillCam Colon (2) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (3) our success in implementing our sales, marketing and manufacturing plans, (4) protection and validity of patents and other intellectual property rights, (5) the impact of currency exchange rates, (6) the effect of competition by other companies, (7) the outcome of future litigation, including patent litigation with Olympus Corporation, (8) our ability to obtain reimbursement for our product from government and commercial payors, (9) quarterly variations in operating results, (10) the possibility of armed conflict or civil or military unrest in Israel, and (11) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2006. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

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